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                                                               EXHIBIT (a)(5)(i)

               IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE
                          IN AND FOR NEW CASTLE COUNTY

LUCIA CURTI,

     Plaintiff,

v.

ROBERT G. LEVIN,
CARLOS A. FUENTE, SR.,
CARLOS P. FUENTE, JR.,
MARVIN B. SHARFSTEIN,
HARVEY W. GROSSMAN,                                       Civil Action No. 18497
MICHAEL PITKOW,
FUENTE INVESTMENT PARTNERSHIP,
HCH ACQUISITION CORP. AND
HOLT'S CIGAR HOLDINGS, INC.

     Defendants.

                                   COMPLAINT

     Plaintiff alleges upon information and belief, except as to paragraph 1 which is alleged upon personal knowledge, as follows:

                                  THE PARTIES

      1. Plaintiff is the owner of shares of the common stock of Holt's Cigar Holdings, Inc., ("Holt" or the "Company") and has been the owner of such shares continuously since prior to the wrongs complained of herein.

      2. Holt is a corporation duly existing and organized under the laws of the State of Delaware, with its principal executive offices located at 12270 Townsend Road, Philadelphia, PA. Holt is one of the world's leading distributors and retailers of brand name premium cigars and related accessories.

      3. Defendant Robert G. Levin ("Levin") is President, Chief Executive Officer and Chairman of the Board of Directors of Holt. Levin beneficially owns about 47% of the outstanding common stock of Holt.

      4. Defendants Carlos A. Fuente, Sr. ("Fuente Sr.") and his son Carlos P. Fuente, Jr. ("Fuente Jr.") are directors of Holt and senior executive officers of Fuente Cigar Ltd., the Company's major supplier. The Fuentes beneficially own approximately 25% of the outstanding common stock of Holt.

      5. Defendants Marvin B. Sharfstein, Harvey W. Grossman and Michael Pitkow are directors of Holt.

      6. The Individual Defendants are in a fiduciary relationship with plaintiff and the other public stockholders of Holt, and owe them the highest obligations of good faith, fair dealing, due care, loyalty and full and candid disclosure.

      7. Defendant Fuente Investment Partnership ("FIP") is a Florida partnership which is beneficially owned by Fuente Sr. and his two children, Fuente Jr. and Cynthia Fuente Suarez.

      8. FIP and Levin have entered into an agreement which provides that Levin will vote all of his shares of common stock for the election of two directors nominated by FIP (currently Fuente Sr. and Fuente Jr.) and the Fuentes, through FIP, will vote all of their shares of common stock for the remainder of the directors to be nominated by Levin.

      9. Defendant HCH Acquisition Corp. is a Delaware corporation (newly formed for the purpose of the transaction complained of herein) which is wholly owned by Levin and FIP.
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                            CLASS ACTION ALLEGATIONS

     10. Plaintiff brings this action on her own behalf and as a class action, pursuant to Court of Chancery Rule 23, on behalf of the public shareholders of Holt (the "Class"). Excluded from the Class are defendants herein and any person, firm, trust, corporation or other entity related to or affiliated with any of the defendants.

     11. This action is properly maintainable as a class action.

     12. The Class is so numerous that joinder of all members is impracticable. There are approximately 5.85 million shares of Holt common stock outstanding and hundreds of class members who own Holt shares.

     13. There are questions of law and fact which are common to the Class including, inter alia, the following:

          (a) whether the Individual Defendants have breached their fiduciary and other common law duties owed by them to plaintiff and the other members of the Class; and

          (b) whether plaintiff and the other members of the Class would be irreparably damaged were the wrongs complained of herein consummated.

     14. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiff's claims are typical of the claims of the other members of the Class and plaintiff has the same interests as the other members of the Class. Accordingly, plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

     15. The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class which would as a practical matter be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

     16. Defendants have acted, or refused to act, on grounds generally applicable to, and causing injury to, the Class and, therefore, preliminary and final injunctive relief on behalf of the Class as a whole is appropriate.

                            SUBSTANTIVE ALLEGATIONS

     17. On November 9, 2000, Holt announced that it had entered into a definitive agreement to be acquired by defendant HCH Acquisition Corp., which is wholly owned by defendants Levin and FIP. MCH Acquisition Corp., Levin, FIP, Fuente Sr. and Fuente Jr. are hereinafter collectively referred to as the "Buyout Group". The Buyout Group defendants collectively own and/or control approximately 74% of the outstanding common stock of the Company.

     18. Pursuant to the terms of the buyout, the public shareholders of Holt would receive $5.50 per share in cash for each share of Holt common stock they own.

     19. At the same time that the buyout was announced, the Company also announced record sales for the fiscal quarter ended September 30, 2000, an increase of 6.4% over sales for the same period last year. The Company also announced increased earnings for the quarter and for the six months ended September 30, 2000.

     20. The Buyout Group has timed the buyout to freeze out Holt's public shareholders in order to capture for the Buyout Group defendants Holt's future potential without paying an adequate or fair price to the Company's public shareholders. In fact, shares of Holt traded in excess of the buyout price as recently as July 2000.

     21. The Buyout Group timed the announcement of the proposed buyout to place an artificial lid on the market price of Holt's stock so that the market would not reflect Holt's improving potential, thereby purporting to justify an unreasonably low price.

     22. The Buyout Group has access to internal financial information about Holt, its true value, expected increase in true value and the benefits of 100% ownership of Holt to which plaintiff and the Class members are not privy. The Buyout Group is using such inside information to benefit its members in this transaction, to the detriment of the Holt' public stockholders.
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     23. The Buyout Group has clear and material conflicts of interest and is acting to better its members' own interests at the expense of Holt's public shareholders. The Buyout Group defendants control the Company and its proxy machinery. They have selected and elected all of Holt's directors who are beholden to the Buyout Group for their offices and the valuable perquisites which they enjoy therefrom.

     24. The Buyout Group, with the acquiescence of the directors of Holt, is engaging in self-dealing and not acting in good faith toward plaintiff and the other members of the Class. By reason of the foregoing, defendants have breached and are breaching their fiduciary duties to the members of the Class.

     25. Unless the proposed buyout is enjoined by the Court, defendants will continue to breach their fiduciary duties owed to plaintiff and the members of the Class to the irreparable harm of the members of the Class.

     26. Plaintiff and the Class have no adequate remedy at law. WHEREFORE, plaintiff prays for judgment and relief as follows:

          A. Ordering that this action may be maintained as a class action and certifying plaintiff as the Class representative;

          B. Preliminarily and permanently enjoining defendants and all persons acting in concert with them, from proceeding with, consummating or closing the proposed transaction;

          C. In the event the proposed buyout is consummated, rescinding it and setting it aside or awarding rescissory damages to the Class;

          D. Directing defendants to account to Class members for their damages sustained as a result of the wrongs complained of herein;

          E. Awarding plaintiff the costs of this action, including a reasonable allowance for plaintiff's attorneys' and experts' fees;

          F. Granting such other and further relief as this Court may deem just and proper.

                                          ROSENTHAL, MONHAIT, GROSS
                                            & GOODESS, P.A.

                                          By: /s/ J. A. ROSENTHAL
                                            ------------------------------------
                                            Suite 1401, Mellon Bank Center
                                            P.O. Box 1070
                                            Wilmington, DE 19899
                                            (302) 656-4433

Of Counsel:

SCHIFFRIN & BARROWAY, LLP
Marc A. Topaz
Patricia C. Weiser
Three Bala Plaza East, Suite 400
Bala Cynwyd, PA 19004

CAULEY & GELLER, LLP
One Boca Place
2255 Glades Road, Suite 421A
Boca Raton, FL 33431

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